2 Row Brewing LLC. (the "Company") a Utah Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
2 Row Brewing LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 24, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	109,031	220,789
Accounts Receivable	33,424	21,636
Prepaid Expenses		
Inventory	59,711	76,511
Total Current Assets	202,167	318,937
Non-current Assets		
Equipment, and Leasehold Improvements, net of Accumulated Depreciation	129,839	197,272
Security Deposits	1,600	1,600
Undeposited Funds	(661)	(3,081)
Total Non-Current Assets	130,778	195,791
TOTAL ASSETS	332,945	514,728
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	15,800	10,680
Payroll Liabilities	9,794	10,036
Keg Deposits	9,331	9,481
Sales Tax Payable	2,023	1,068
Total Current Liabilities	36,947	31,265
Long-term Liabilities		
Equipment Loan	40,138	76,395
SBA EIDL Loan	149,900	149,900
SBA Loan	2,465	19,694
SBA PPP Loan	-	38,100
Notes Payable - Related Party	114,942	114,942
Total Long-Term Liabilities	307,445	399,030
TOTAL LIABILITIES	344,393	430,295
EQUITY		
Member's Capital	(11,447)	84,433
TOTAL LIABILITIES AND EQUITY	332,945	514,728

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	611,610	691,903
Cost of Revenue	229,188	181,737
Gross Profit	382,423	510,166
Operating Expenses		
Advertising and Marketing	10,565	13,317
General and Administrative	369,280	381,865
Research and Development	-	14
Rent and Lease	54,714	62,107
Depreciation	67,433	70,009
Total Operating Expenses	501,992	527,312
Operating Income (loss)	(119,569)	(17,146)
Other Income		
Interest Income	11	33
Total Other Income	11	33
Other Expense		
Interest Expense	16,224	27,999
Other	0	426
Total Other Expense	16,224	28,424
Provision for Income Tax	-	-
Net Income (loss)	(135,782)	(45,538)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(135,782)	(45,538)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	67,433	70,009
Accounts Payable	5,120	(52,124)
Accrued Liabilities	713	722
Inventory	16,800	(76,511)
Accounts Receivable	(11,788)	3,966
Keg Deposits	(150)	(570)
PPP Loan Forgiveness	(38,100)	-
Other	(2,420)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	37,608	(54,508)
Net Cash provided by (used in) Operating Activities	(98,174)	(100,046)
FINANCING ACTIVITIES		
Net Owner Investments	37,451	52,081
Notes Payable	-	(4,830)
Notes Payable - Related Party	-	10,253
Auto Loan	-	(14,643)
SBA EIDL Loan	-	149,900
SBA PPP Loan	-	38,100
SBA Loan	(14,778)	(13,143)
Equipment Loan	(36,257)	(32,140)
Net Cash provided by (used in) Financing Activities	(13,584)	185,578
Cash at the beginning of period	220,789	135,257
Net Cash increase (decrease) for period	(111,758)	85,533
Cash at end of period	109,031	220,789

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/20	63,879
Capital Contributions	152,500
Capital Distributions	(100,419)
Net Income (Loss)	(45,538)
Adjustment for Loan Forgiveness	14,011
Ending Balance 12/31/2020	84,433
Capital Contributions	37,451
Capital Distributions	-
Net Income (Loss)	(135,782)
Adjustment for Loan Forgiveness	2,451
Ending Balance 12/31/2021	(11,447)

2 Row Brewing LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

2 Row Brewing, LLC ("the Company") was formed in Utah on May 15, 2014, as 2 Row Brewing, Inc. The Company earns revenue through the manufacturing of craft beer, for sale to wholesale distributors, and to retail customers at the production site. The Company's headquarters is in Midvale, UT. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise expansion capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company generates revenues by selling beer to wholesale distributors and retail customers. Revenue is recognized at the time of shipment to wholesale customers, or at point-of-sale to retail customers.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Book Value as of 12/31/21
7BBL Brewhouse	7	61,591	39,594	21,997
Equipment	5-7	318,177	237,129	81,048
Fleet Van	5	26,725	23,607	3,118
Leasehold Improvements	10	964	482	482
Leasehold Improvements - Startup	10	77,282	54,098	23,185
Startup Brewhouse	7	47,160	47,160	-
Grand Total	**-**	**531,899**	**402,070**	**129,829**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

During the year ended December 31st, 2021, the Company received an additional loan in the amount of $10,251, from the owner of the company, bringing the loan's total to $114,942. The interest on the loan is 7.5% and the maturity date is December 31, 2030, at which time a balloon payment is due for all unpaid sums on the note. The Company is currently making interest-only payments on this loan.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases its production and office space under a 1-year operating lease requiring monthly payments of $4,481. The current lease expires on September 30, 2022.

Lease Maturities 5 Years Subsequent to 2021

Year	Amount
2022	40,329
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 5 – DEBT

Loans –

In September 2017, the Company entered into a loan agreement for $61,213.92 with an interest rate of 12.12% and a maturity date of May 2022. This loan is secured by brewery production equipment. Monthly payments of $1,325.21 are required. The balance of this loan was $20,605 and $6,429.90 as of December 31, 2020, and 2021, respectively.

In September 2017, the Company entered into a loan agreement for $25,402.51 with an interest rate of 11.78% and a maturity date of May 2022. This loan is secured by brewery production equipment. Monthly payments of $550.32 are required. The balance of this loan was $8,578 and $2,672 as of December 31, 2020, and 2021, respectively.

In April 2018, the Company entered into a loan agreement for $46,082.30 with an interest rate of 11.82% and a maturity date of March 2023. This loan is secured by brewery production equipment. Monthly payments of $1,020.95 are required. The balance of this loan was $24,100 and $14,172 as of December 31, 2020, and 2021, respectively.

In August 2019, the Company entered into a loan agreement for $35,221 with an interest rate of 12.03% and a maturity date of July 2024. This loan is secured by brewery production equipment. Monthly payments of $778.47 are required. The balance of this loan was $27,348 and $20,951 as of December 31, 2020, and 2021, respectively.

In June 2020, the Company entered a loan agreement for $150,000 with an interest rate of 3.75%. Monthly payments begin 24 months from the date of the promissory note and are payable over 30 years.

Year	Amount
2022	26,645
2023	54,854
2024	43,993
2025	8,772
2026	8,772
Thereafter	220,982

NOTE 6 – EQUITY

The Company has authorized 1,000,000 units with 106,100 issued.

106,100 Class A units were issued and outstanding as of 2020 and 2021.

Voting: Class A units are entitled to one vote on Company matters.

Dividends: Class A units are entitled to allocations of profits, losses, and distributions.

No Class B Units were issued and outstanding as of 2020 and 2021.

Voting: Class B units are non-voting.

Dividends: Class B units are entitled to allocations of profits, losses, and distributions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 24, 2022, the date these financial statements were available to be issued.

The company was issued additional principal through an EIDL loan of $350,000 in April 2022.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.